[redacted]

11019817

*AB
3/14

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH. D.C.
200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41562

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HSBC Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

452 Fifth Avenue
(No. and Street)

New York	NY	10018-2786
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tiberio Massaro 646-344-3688
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
((Name – *if individual, state last, first, middle name*))

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

JB 3/25

OATH OR AFFIRMATION

I, Tiberio Massaro, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of HSBC Securities (USA) Inc., as of December 31, 2010, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

VINCENT J. TOIA
Notary Public, State of New York
No 01-4989328
Qualified in Suffolk County
Cert. Filed in New York County
Commission Expires Dec. 02, 2013

Notary Public

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HSBC SECURITIES (USA) INC.

(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Statement of Financial Condition and Supplemental Schedules

December 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

This report is deemed PUBLIC in accordance
with Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 and Regulations 1.10(g), 145.5, and 145.9
under the Commodity Exchange Act

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
HSBC Securities (USA) Inc.:

We have audited the accompanying statement of financial condition of HSBC Securities (USA) Inc. (the Company), an indirect wholly owned subsidiary of HSBC Holdings plc, as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HSBC Securities (USA) Inc. as of December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The information contained in Schedules I through VII is presented for purposes of additional analysis and is not a required part of the basic statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statement of financial condition taken as a whole.

KPMG LLP

February 28, 2011

HSBC SECURITIES (USA) INC.
(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Statement of Financial Condition

December 31, 2010

(Dollars in thousands)

Assets

Assets:		
Cash	$	19,288
Cash and securities segregated under federal and other regulations		476,828
Financial instruments, at market value		2,175,384
Financial instruments, at market value, pledged		13,215,671
Securities received as collateral		1,073,549
Securities purchased under agreements to resell		33,005,319
Receivable under securities borrowing arrangements		32,636,434
Receivable from brokers, dealers, clearing organizations, and customers		966,524
Goodwill		14,419
Other assets		267,564
Total assets	$	83,850,980

Liabilities and Stockholders' Equity

Liabilities:		
Short-term borrowings	$	850,075
Financial instruments sold, not yet purchased, at market value		737,246
Financial instruments sold, not yet purchased, at market value, obligation to return collateral		12,842,987
Obligation to return securities received as collateral		1,073,549
Securities sold under agreements to repurchase		64,516,016
Payable under securities lending arrangements		44
Payable to brokers, dealers, clearing organizations, and customers		1,900,971
Accounts payable and accrued liabilities		366,771
Total liabilities		82,287,659
Commitments and contingent liabilities:		
Liabilities subordinated to claims of general creditors		650,000
Total Stockholders' equity:		913,321
Total liabilities and stockholders' equity	$	83,850,980

See accompanying notes to the statement of financial condition.

(1) Organization

HSBC Securities (USA) Inc. (the Company) is a wholly owned subsidiary of HSBC Markets (USA) Inc. (the Parent) whose ultimate parent is HSBC Holdings plc (HSBC). The Company is an indirect wholly owned subsidiary of HSBC North America Holdings Inc. (HNAH), which is an indirect wholly owned subsidiary of HSBC.

The Company is a registered broker-dealer of securities under the Securities Exchange Act of 1934 and a registered Futures Commission Merchant (FCM) with the Commodity Futures Trading Commission (CFTC). In 1996, HSBC was granted the authority by the Federal Reserve Board to engage, through the Company, in limited underwriting and dealing activities under the Bank Holding Company Act of 1956, as amended. The Company is engaged in underwriting, dealing, and brokering a full range of debt and equity securities and futures contracts. The Company is also a primary dealer in U.S. Government and government agency securities.

The Company is a member of the Financial Industry Regulatory Authority (FINRA), New York Stock Exchange (NYSE), CME Group Inc. (CME), Intercontinental Exchange (ICE) and The Options Clearing Corporation (OCC).

The Company utilizes Pershing LLC (Pershing), a nonaffiliated broker-dealer, as its clearing agent for general securities brokerage transactions. Pershing carries the cash and margin accounts for the Company's retail brokerage customers as well as the Company's Private Banking customers (both domestic and international) on a fully disclosed basis. The Company is self-clearing for its businesses other than its retail brokerage and certain Private Banking businesses.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and prevailing industry practice, both of which require the use of estimates by management. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates, including the fair value measurements of certain financial assets and financial liabilities, by their nature, are based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis based on historical and existing environmental factors such as industry, political and economic data which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. Although illiquid credit markets, volatile equity, foreign currency and energy markets, and declines in consumer spending combined have increased the uncertainty inherent in such estimates and assumptions, management does not believe that actual results will differ materially from these estimates. HNAH is committed to providing the necessary capital and liquidity to fund continuing operations.

Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

(b) Financial Instruments, Securities Sold, Not Yet Purchased

Financial instruments, including proprietary securities, options, futures and other derivative transactions, are reflected in the statement of financial condition at fair value on a trade-date basis and are carried at fair value. Refer to note 4(c), *Fair Value Measurements and Hierarchy*, for further discussion on fair value measurements.

Securities, options, and futures transactions executed by the Company as agent for customers are reflected in the statement of financial condition on a settlement date basis. Receivables and payables relating to transactions that have not reached their contractual settlement date are reflected net on the statement of financial condition.

(c) Collateralized Financing Transactions

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at fair value, plus accrued interest to date. Reverse repurchase and repurchase agreements with the same counterparty, same maturity date, and which are subject to master netting arrangements, are presented net in the statement of financial condition in accordance with the guidance issued by the Financial Accounting Standards Board (FASB). In connection with reverse repurchase agreements, it is the Company's policy to obtain possession of collateral with market value in excess of the principal amount loaned. Collateral is valued daily, and additional collateral is obtained when appropriate.

Securities borrowing and securities lending arrangements are financing agreements which are recorded at the amount of cash or other collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary. The Company presents these transactions as receivable and payable under securities borrowing/lending arrangements in the statement of financial condition.

During the normal course of business, the Company pledges its own assets as collateral pursuant to resale agreements and securities borrowing transactions. Trading inventory pledged as collateral, which can be sold or repledged by the creditor, is classified as securities received as collateral on the statement of financial condition. To the extent the Company sells collateral pledged to it, principally to settle short sale transactions, this amount is recorded as obligation to return securities received as collateral on the statement of financial condition.

(Continued)

(d) *Income Taxes*

The Company is included in the consolidated federal income tax return filed by HNAH, and accounts for income taxes utilizing the asset and liability method. The Company's results of operations are included in the consolidated federal tax returns filed by HNAH and the unitary and combined state and local tax returns filed by HNAH and the Parent. In accordance with tax-sharing agreements, HNAH and the Parent allocate to the Company their proportionate share of the federal and state and local tax liabilities and benefits.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating loss and tax credit carryforwards. A valuation allowance is established if, based on all available evidence, including the application of its tax sharing agreement with the Parent, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Foreign taxes paid are applied as credits to reduce federal income taxes payable.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(e) *Goodwill*

Goodwill is the excess of purchase price over the fair value of net identifiable assets acquired. Goodwill is not amortized, but is reviewed for impairment annually, or whenever events or circumstances give rise to losses that would make it more likely than not that a reduction of fair value of the reporting unit below its carrying amount has occurred. Determining whether an impairment has occurred requires valuation of the respective reporting unit, which is estimated using a discounted cash flow method. As of December 31, 2010, there were no impairment charges as a result of these tests.

(Dollars in thousands)

(f) ***Principles of Consolidation***

The Company consolidates entities for which it has a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority voting interest. As a result, the Company generally consolidates entities it has ownership, directly or indirectly, of over 50% of the outstanding voting shares of another entity. Since a controlling financial interest may be achieved through arrangements that do not involve a voting interest, the Company also evaluates entities for consolidation under the "variable interest model" in accordance with FASB guidance. The Company consolidates variable interest entities (VIE) when it has determined to hold the power that most significantly impacts the entity's economic performance or a right to absorb a majority of the entity's expected losses, or expected residual returns, or both. The Company conducts activities with an unconsolidated VIE. An affiliate of the Company currently consolidates this VIE. Information for the unconsolidated VIE is described as follows:

The Company is the administrator of Bryant Park Funding LLC (Bryant Park), a multi-seller asset-backed commercial paper conduit, established in June 2001 to provide securitization financing solutions for HSBC clients. The Company, as administrator for Bryant Park, is responsible for originating and structuring conduit financings for clients and managing the day-to-day activities of the conduit including funding, transaction monitoring, and operations. As of December 31, 2010, total assets for Bryant Park were $3,023,216.

(g) ***New Accounting Pronouncements***

Accounting for Transfers of Financial Assets. In June 2009, the FASB issued guidance which amended the accounting for transfers of financial assets by eliminating the concept of a qualifying special-purpose entity (QSPE) and provided additional guidance with regard to the accounting for transfers of financial assets. The guidance became effective for all interim and annual periods beginning after November 15, 2009. Adoption of this guidance on January 1, 2010 did not have an impact on the Company's financial condition.

Accounting for Consolidation of Variable Interest Entities. In June 2009, the FASB issued guidance which amended the accounting rules related to the consolidation of VIE. The guidance changed the approach for determining the primary beneficiary of a VIE from a quantitative risk and reward model to a qualitative model based on control and economics. The guidance became effective for all interim and annual periods beginning after November 15, 2009. Adoption of this guidance on January 1, 2010 did not have an impact on the Company's financial condition.

Improving Disclosures about Fair Value Measurements. In January 2010, the FASB issued guidance to improve disclosures about fair value measurements. The guidance requires entities to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for those transfers. It also requires the Level 3 reconciliation to be presented on a gross basis, while disclosing purchases, sales, issuances and settlements separately. The guidance became effective for interim and annual financial periods beginning after December 15, 2009, except for the requirement to present the Level 3 reconciliation on a gross basis,

(Dollars in thousands)

which is effective for interim and annual periods beginning after December 15, 2010. The Company adopted the new disclosure requirements in their entirety effective January 1, 2010. Refer to note 4, *Financial Instruments, at Market Value and Financial Instruments Sold, Not Yet Purchased, at Market Value* in these statement of financial condition.

(3) Cash and Securities Segregated under Federal and Other Regulations

As of December 31, 2010, cash of $262,175 and qualified securities with a market value of $214,653 have been segregated in special reserve bank accounts for the exclusive benefit of customers in accordance with Regulations 1.32 and 30.7 of the Commodity Exchange Act and Rule 15c3-3 of the Securities Exchange Act of 1934, respectively.

In the normal course of business, the Company has deposited U.S. Government securities, with a market value of $1,122,315 as of December 31, 2010, as collateral at various clearing organizations. These securities are included in financial instruments, at market value, pledged on the statement of financial condition.

(Dollars in thousands)

(4) Financial Instruments, at Market Value and Financial Instruments Sold, Not Yet Purchased, at Market Value

Financial instruments, at market value and financial instruments sold, not yet purchased, at market value at December 31, 2010, consisted of the following:

		Financial instruments	Financial instruments sold, not yet purchased
U.S. government treasury bills	$	1,569,321	2,400,026
U.S. government treasury notes, bonds, strips, and agencies		10,047,275	9,305,902
Total U.S. government and government agency securities		11,616,596	11,705,928
Corporate debt		3,528,870	1,859,484
Auction rate securities		207,003	—
Municipal securities		8,460	70
Equities		16,791	4,087
Other securities		3,613	98
Derivative financial instruments		9,722	10,566
Total		15,391,055	13,580,233
Less:			
Financial instruments pledged		(13,215,671)	—
Obligation to return collateral		—	(12,842,987)
	$	2,175,384	737,246

As part of its financing activities, the Company has also accepted collateral that it is permitted to sell or repledge, the fair value of which was $65,641,753 as of December 31, 2010. Collateral in the amount of $55,721,112 has been sold or repledged. This is in excess of amounts recorded in the statement of financial condition due to various netting arrangements.

The Company has borrowed collateral and pledged collateral received in the amount of $1,073,549 as of December 31, 2010. The market value of the collateral borrowed and pledged was $1,053,669 and $1,082,670, respectively.

(a) *Derivative Financial Instruments*

In the normal course of its business, the Company enters into derivative transactions including financial futures contracts, exchange-traded options, securities purchased or sold on a delayed delivery or forward basis, credit default swaps, interest rate swaps, and total return swaps. These

(Dollars in thousands)

derivative instruments are held for trading purposes and as economic hedges to manage its exposure to market, credit, and interest rate risks. Derivative instruments are recorded at fair value.

A summary of the Company's derivative instruments, executed through regulated exchanges and over the counter markets, at contract or notional amounts, together with their fair values at December 31, 2010, is presented below. Although contract or notional amounts may reflect the extent of the Company's involvement in a particular class of financial instruments, they are not indicative of potential loss.

	Contractual/ notional amount	Derivative assets		Derivative liabilities	
		Balance sheet location	Fair value	Balance sheet location	Fair value
Interest rate derivatives:					
Futures	$ 4,304,500	Financial instruments, at market value	$ —	Financial instruments sold, not yet purchased, at market value	$ —
Options	4,966,000	Financial instruments, at market value	2,920	Financial instruments sold, not yet purchased, at market value	(2,245)
Interest rate swaps	75,000	Financial instruments, at market value	1,444	Financial instruments sold, not yet purchased, at market value	(4,535)
Forwards	3,266,809	Financial instruments, at market value	1,863	Financial instruments sold, not yet purchased, at market value	(2,996)
Credit derivatives	110,000	Financial instruments, at market value	3,215	Financial instruments sold, not yet purchased, at market value	(790)
Total rate of return derivatives	918	Financial instruments, at market value	280	Financial instruments sold, not yet purchased, at market value	—
Total	$ 12,723,227		$ 9,722		$ (10,566)

(b) *Fair Value Option*

The FASB issued guidance which provides a fair value option that allows the Company to irrevocably elect fair value, on an instrument-by-instrument basis, as the initial and subsequent measurement attribute for most financial assets, financial liabilities, and unrecognized firm commitments, previously recognized at fair value. The Company elected to measure reverse repurchase and repurchase agreements at fair value effective January 1, 2008, as the positions are managed on a fair value basis. The guidance permits the Company to elect to measure certain eligible items at their initial recognition or upon occurrence of an event that give rise to a new basis of accounting for that eligible item.

(c) *Fair Value Measurements and Hierarchy*

Accounting principles related to fair value measurements provide a framework for measuring fair value and focuses on an exit price in the principal (or alternatively, the most advantageous) market

accessible in an orderly transaction between willing market participants (the Fair Value Framework). The Fair Value Framework establishes a three-tiered fair value hierarchy with Level 1 representing quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 1 measurements include most U.S. Government and government agency securities (noncallable), active exchange-traded equity securities, and exchange-traded derivatives.

Fair values determined by Level 2 inputs are inputs that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are disorderly, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 2 measurements include government agency securities (callable), corporate and municipal bonds, reverse repurchase and repurchase agreements, and most over-the-counter derivatives.

Level 3 inputs are unobservable inputs for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. Level 3 measurements include auction rate securities and certain credit default swaps.

(Continued)

(Dollars in thousands)

In determining the appropriate measurement levels, the Company performs analyses on the assets and liabilities at the end of each reporting period. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy upon review. The following table presents information about the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2010.

	Fair value measurement on recurring basis as of December 31, 2010					
	Level 1	Level 2	Level 3	Gross balance	Netting	Total
Assets:						
Securities segregated under federal and other regulations	$ 214,653	—	—	214,653	—	214,653
Securities purchased under agreements to resell and receivable under securities borrowing arrangements	—	83,588,700	—	83,588,700	(17,946,947) (1)	65,641,753
Financial instruments owned:						
U.S. government and government agency securities	10,296,221	1,320,375	—	11,616,596	—	11,616,596
Municipal securities	—	8,460	—	8,460	—	8,460
Corporate debt	—	3,528,870	—	3,528,870	—	3,528,870
Equities	9,264	7,527	—	16,791	—	16,791
Auction rate securities	—	7,431	199,572	207,003	—	207,003
Other securities	—	3,595	18	3,613	—	3,613
Financial instruments, excluding derivative assets	10,305,485	4,876,258	199,590	15,381,333	—	15,381,333
Derivative assets	2,920	12,597	8,785	24,302	(14,580) (2)	9,722
Total	$ 10,523,058	88,477,555	208,375	99,208,988	(17,961,527)	81,247,461

(Continued)

(Dollars in thousands)

	Fair value measurement on recurring basis as of December 31, 2010					
	Level 1	Level 2	Level 3	Gross balance	Netting	Total
Liabilities:						
Securities sold under agreements to repurchase and payable under securities lending arrangement	$ —	82,463,007	—	82,463,007	(17,946,947) (1)	64,516,060
Financial instruments sold, not yet purchased:						
U.S. government and government agency securities	11,572,148	133,780	—	11,705,928	—	11,705,928
Municipal securities	—	70	—	70	—	70
Corporate debt	—	1,859,484	—	1,859,484	—	1,859,484
Equities	4,087	—	—	4,087	—	4,087
Other securities	—	98	—	98	—	98
Financial instruments sold, not yet purchased, excluding derivative liabilities	11,576,235	1,993,432	—	13,569,667	—	13,569,667
Derivative liabilities	2,246	13,645	—	15,891	(5,325) (2)	10,566
Total	$ 11,578,481	84,470,084	—	96,048,565	(17,952,272)	78,096,293

(1) Represents netting permitted on repurchase and reverse repurchase agreements when certain conditions are met.

(2) Represents counterparty and cash collateral netting which allow the offsetting of amounts relating to certain derivatives contracts if certain conditions are met.

The Company transferred trading assets of approximately $300 million from Level 1 to Level 2 due to wider bid/offer prices observed in the markets. In addition, there was a transfer of $15,416 from Level 3 to Level 2 due to a preferred security for which there was evidence of recent trade executions.

(d) Valuation Techniques for Major Assets and Liabilities

Debt and Equity Securities

Where available, debt, preferred, and equity securities are valued based on quoted market prices. If a quoted market price for the identical security is not available, the security is valued based on quotes from similar securities where possible.

The fair value measurements for Level 2 are primarily determined or validated by inputs obtained from independent pricing sources taking into account differences in the characteristics and the performance of the underlying collateral. The Company determines whether adjustments to the

observable inputs are necessary as a result of investigations and inquiries about the reasonableness of the inputs used and the methodologies employed by the independent pricing sources.

The valuation of Level 3 preferred securities is less transparent due to ongoing markets dislocation. For these securities, the Company applies valuation techniques that may include significant inputs that are unobservable from objective sources (which may include probability of default and loss severity based on the collateral types and the performance assumptions of the collateral). To ensure that the valuation presented is appropriate, the Company also compares the valuation output to the hypothetical estimates using the relevant market indices as inputs.

Auction Rate Securities

Auction Rate Securities (ARS) bear short-term variable interest rates reset regularly through Dutch auctions. Auctions for certain types of ARS have failed since February 2008 as investor demand has significantly decreased and the dealers were unable to provide liquidity. The Company uses internally developed valuation models that use both observable market data as well as unobservable inputs to value failed auction ARS. The primary inputs are coupon and maturity as well as current discount margin on instruments bearing comparable risks.

Additionally, where available, a limited number of broker quotes and secondary market trades were also sourced valuing the ARS.

Derivatives

Level 2 measurements include OTC derivatives that are valued using a model based approach. Valuation models calculate the present value of expected future cash flows based on "no arbitrage" principles. The fair value for the majority of the Company's derivative instruments is determined based on internally developed models that utilize independently sourced market parameters, including interest rate yield curves and option volatilities.

Where relevant, a liquidity adjustment is applied to determine the measurement of an asset or a liability that is required to be reported at fair value. Assessing the appropriate level of liquidity adjustment requires use of significant management judgments, which is often affected by, among other things, the product type, transaction-specific characteristics, and the level of liquidity for the product or in the market. Such adjustments generally result in Level 3 classification.

(Continued)

(Dollars in thousands)

(5) Receivable from and Payable to Brokers, Dealers, Clearing Organizations, and Customers

The balances shown as receivable from and payable to brokers, dealers, clearing organizations, and customers comprise the following:

Receivable from:		
Exchanges and clearing organizations	$	536,136
Customers		206,390
Other receivables from brokers and dealers		122,916
Fail to deliver		101,082
	$	966,524
Payable to:		
Customers	$	1,206,202
Securities transactions not yet settled, net		370,001
Exchanges and clearing organizations		203,311
Fail to receive		107,301
Other payables to brokers and dealers		14,156
	$	1,900,971

The Company considers certain customers to be affiliates. Refer to note 8, "Related Parties".

(6) Other Assets

The composition of other assets at December 31, 2010 was as follows:

Dividends and accrued interest receivable	$	102,342
Receivables from affiliates		71,658
Internally generated software, net		33,042
Current tax receivable		26,100
Deferred tax assets, net		24,950
Prepaid expenses		2,273
Employee deferred compensation		2,146
Exchange memberships, at cost (market value $2,988)		316
Other		4,737
	$	267,564

Shares of HSBC purchased for future issuance for deferred compensation are recorded above as employee deferred compensation. The shares purchased are held in custody by a third-party.

(Dollars in thousands)

(7) Short-Term Borrowings

Short-term borrowings include both secured and unsecured bank loans used to finance operations, including the securities settlement process.

The table below presents the breakdown of short-term borrowings at December 31, 2010:

		Amount	Weighted average rate
Overnight loan with affiliate	$	450,000	0.75%
Term loan with affiliate		400,000	1.43
Overnight third-party bank loans		75	2.75
	$	850,075	

At December 31, 2010, an overnight loan of $450,000 and a term loan of $200,000 were outstanding under committed unsecured credit lines with an affiliate. These credit facilities mature on March 30, 2011. Another term loan of $200,000 was outstanding under an uncommitted secured credit line with an affiliate. This credit facility matures on September 16, 2011.

Committed facilities represent contractual lines of credit with annual renewal dates. The committed bank lines have various maturity dates through May 16, 2011. Uncommitted undrawn facilities represent lines of credit without a contractual obligation to fund that facility. These facilities are secured or unsecured and are used to fund the day-to-day operations of the Company. The Company had undrawn unsecured third-party bank credit facilities of $1,475,000 at December 31, 2010.

Interest rates on bank loans are at market interest rates as of December 31, 2010.

In light of current market conditions, the Company has determined that a material adverse change has not occurred for line of credit arrangements that could require acceleration of repayment or termination of lines of credit.

(8) Related Parties

In the normal course of business, the Company's operations may include significant transactions conducted with affiliate entities. Such transactions are governed by contractual agreements between the Company and its affiliates.

(Dollars in thousands)

Balances and amounts resulting from transactions with related parties included in the statement of financial condition is presented below:

Assets:		
Cash	$	19,288
Financial instruments, at market value		204,206
Securities purchased under agreements to resell		10,355,658
Receivable from:		
Fail to deliver		8,710
Other receivables from brokers and dealers		9,510
Customers		89,002
Other assets		97,754
Liabilities:		
Short-term borrowings	$	850,000
Securities sold under agreements to repurchase		3,184,796
Financial instruments sold not yet purchased, at market value		35,004
Payable to:		
Fail to receive		25,985
Other payables to brokers and dealers		11,169
Customers		1,056,545
Securities transactions not yet settled, net		14,152
Accounts payable and accrued liabilities		41,445
Liabilities subordinated to the claims of general creditors:		
Floating rate revolving subordinated loan due June 15, 2015 at LIBOR plus 225 basis points	$	650,000

Employees of the Company may participate in benefit plans sponsored by HNAH and equity compensation plans sponsored by HSBC. Refer to note 9, "Post Retirement Benefits", and note 10, "Stock Option Plans and Restricted Share Plan", for further information.

The Company has entered into revolving subordinated loan agreements with two affiliates. The Company has a revolving subordinated loan due June 15, 2015 with HNAH at three-month LIBOR plus 225 basis points. As of December 31, 2010, the Company has drawn $650,000 from the total line of $700,000. The Company also has a revolving subordinated loan due to August 31, 2012 with HSBC USA Inc. at LIBOR plus 150 basis points. As of December 31, 2010, no amount has been drawn from the total line of $500,000.

The subordinated loans are covered by an agreement approved by FINRA and are, therefore, available in computing net capital under the Securities and Exchange Commission (SEC)'s Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(Dollars in thousands)

At December 31, 2010, the Company has entered into credit default swaps, interest rate swaps, and total rate of return swaps, with affiliates for notional values of $110,000, $75,000, and $918, respectively.

(9) Post Retirement Benefits

Employees of the Company are covered under HNAH's noncontributory defined benefit pension plan and defined contribution pension plan. In addition, certain employees of the Company are covered under HNAH's welfare benefit plan providing retiree medical benefits. These plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). HNAH reserves the right to amend, suspend, or terminate the plans and the benefits provided to the extent permitted by law, in whole or in part, at any time and for any reason.

(a) Pension Plan

The HSBC – North America (U.S.) Pension Plan (Pension Plan) is a defined benefit pension plan sponsored by HNAH. The Pension Plan has both a final average pay formula, which uses base pay and years of credited service, and a cash balance formula. Participants become 100% vested after three years of service.

The final average pay formula covered all employees of the Company hired prior to January 1, 1997 who attained the age of 21 and completed one year of eligibility service, defined generally as a minimum of 1,000 hours in a 12-month period.

Employees hired on or after January 1, 1997 qualify for the cash balance formula, which provides employees who have attained the age of 21 and have completed one year of eligibility service with the Company paid retirement account credits equal to 2% of eligible pay plus interest credits. The definition of eligible pay includes base pay, bonus pay, commissions, and overtime.

In November 2009, the HNAH Board of Directors approved a plan to cease all future benefit accruals of final average pay formula participants effective January 1, 2011. Any service or pay earned by such participants after December 31, 2010 will not be used in benefit calculations under the final average pay formula. However, continued employment with a participating HSBC employer will maintain a participant's eligibility to reach age and service milestones for early retirement subsidies and features which may be available under the formula. Pension Plan accruals of all eligible participants beginning January 1, 2011, including participants who had accrued a benefit under the final average pay formula, will only be provided under the cash balance formula.

The costs of the Pension Plan have been actuarially determined. No separate determination has been made of the actuarial present value of accumulated benefits and the Pension Plan's net assets as they relate to the employees of the Company.

(b) Tax Reduction Investment Plan (TRIP)

The TRIP is a defined contribution pension plan sponsored by HNAH. All employees of the Company who have completed 30 days of employment are eligible to participate in TRIP.

(Dollars in thousands)

Employees may elect to contribute up to 40% of their salaries, overtime, commissions, and bonuses up to the legal limitations. HNAH matches employee contributions $3-for-$1 on the first 1% contribution. In addition, HNAH matches $1-for-$1 on the next 2% to 4% of earnings contributed.

Participants are 100% vested in the value of their personal contributions, the employer matching contributions, and earnings and/or losses on such contributions. Although employees are eligible to contribute to the TRIP with respect to pay periods beginning after 30 days of employment, the employer matching contributions do not begin until pay periods beginning after completion of 12 months of service.

(c) Retiree Medical

The HSBC – North America (U.S.) Retiree Health Plan (Retiree Health Plan) is an employee welfare benefit plan sponsored by HNAH. Employees of the Company who were hired before January 1, 1993 (except certain former Republic National Bank employees) are generally eligible to participate in the retiree medical benefit component of the Retiree Health Plan provided that, at the time the employee retires, the employee is employed by the Company as a regular full-time employee, qualifies for an immediate pension benefit from the Pension Plan, and meets certain age and service requirements. Employees hired or rehired by the Company on or after January 1, 1993 are not eligible for retiree medical benefits.

The premium amount paid by retirees for retiree medical benefit coverage varies by type of coverage, retirement date and total years of credited service, although the Company generally pays the entire cost of coverage for individuals who retired before January 1, 1993, subject to a contribution limitation based on the cost of coverage in 1992. The coverage for retirees over age 65 is limited to a Medicare supplement plan with a lifetime maximum of $20 per covered person.

(10) Stock Option Plans and Restricted Share Plan

In 2010, equity awards of HSBC were granted to eligible employees under the restricted share plan:

(a) Group Share Option Plan

The Group Share Option Plan was a discretionary long-term incentive compensation plan available prior to 2005 to certain employees based on performance criteria. Options were granted at market value and are normally exercisable between the third and tenth anniversaries of the date of grant, subject to vesting conditions.

Since 2004, no options have been granted under the Group Share Option Plan as the plan was terminated by HSBC in May 2005. Options outstanding and exercisable were for 2,012,578 shares at December 31, 2010. The weighted average exercise price for options outstanding was $11.04. The range of exercise prices on options outstanding was between $9.35 and $11.79. The outstanding options were fully vested at December 31, 2010.

(Dollars in thousands)

(b) *HSBC Holdings Savings-Related Share Option Plan*

Options have been granted to employees of the Company under the HSBC Holdings Savings-Related Share Option Plan. Under the plan, employees have the choice to buy shares in HSBC at a discounted price fixed at the beginning of a one, three, or five-year contribution period. Employee contributions to the plan cannot exceed $400 per month. At the end of the one, three, or five-year period, employees have a six month period to exercise their option to buy HSBC shares or receive the cash equivalent of selling all or a portion of the shares back to the Company at the market price at the date of exercise.

During 2010, 191,367 options were granted. Options outstanding at December 31, 2010 were 781,251. The weighted average price outstanding was $6.53. The weighted average vesting period for options outstanding, at December 31, 2010, was 2.09 years.

There were 43,564 options exercisable at December 31, 2010. The exercise price on options outstanding was between $9.03 and $12.10.

(c) *Restricted Share Plan*

In 2008 and prior, equity incentive awards were granted to eligible employees under a restricted share plan. The Company awarded eligible employees restricted share units (RSUs) for awards granted during 2009 and 2010. These RSUs are recorded as a liability over the relevant vesting period and the Company currently anticipates it will be required to deliver cash to HSBC when the shares vest to the employees.

(11) Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled.

The deferred tax asset recoverability is calculated using a consistent approach that considers the relative impact of negative and positive evidence, including historical financial performance, projections of future taxable income, future reversals of existing taxable temporary differences, tax planning strategies and any carryback capacity. The realization of the deferred tax asset is projected based on management approved business plans, future capital requirements, and ongoing HNAH tax planning strategies, including capital support from HSBC necessary as part of such plans and strategies. This evaluation involves significant management judgment about assumptions that are subject to change from period to period.

(Continued)

(Dollars in thousands)

At December 31, 2010, the Company had total net deferred tax assets consisting of federal and state and local tax assets as follows:

Net operating loss carryforward, federal and state	$	187,158
Accrued expenses, deductible when paid		528
Restricted stock share awards, deductible when paid		14,435
Real Estate Mortgage Investment Conduit (REMIC) income		12,296
Accrued bonus expense net of Section 481(a) adjustment		11,112
Original issue discount		820
Other net deferred tax assets		8,077
Total deferred tax assets		234,426
Less:		
Valuation allowance		199,853
Underwriting fees		9,623
Net deferred tax assets	$	24,950

Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company is indirectly owned by HNAH and, since January 1, 2004, has been included in the HNAH consolidated federal income tax return. The Company has established a full valuation allowance for the New York State and City net deferred tax assets and for federal separate return limitation year (SRLY) net operating losses, alternative minimum tax credits and prior period foreign tax credits.

Under the terms of the tax-sharing arrangement, the Company is allocated federal income taxes on a separate return basis. The Company is included in the combined New York State and City tax return filed with the Parent.

(Dollars in thousands)

The Company has federal SRLY net operating loss carryforwards of $100,449 and New York State and City net operating loss carryforwards of $1,767,448. These carryforwards expire as follows:

		Federal	New York State and City
Calendar year:			
2012	$	12,683	—
2018		7,569	—
2022		76,755	—
2023		3,442	—
2024		—	—
2025		—	26,233
2026		—	21,146
2027		—	559,875
2028		—	1,160,194
	$	100,449	1,767,448

The Company is currently under audit by the Internal Revenue Service for tax years 2006 and 2007 as well as various state and local tax jurisdictions. Although one or more of these audits may be concluded within the next twelve months, it is not possible to reasonably estimate the impact on the uncertain tax positions at this time.

Major taxing jurisdictions for the Company and tax years for each that remain subject to examination, are as follows:

U.S. federal	2004 and later
New York state	2007 and later
New York city	2007 and later

For 2010, the beginning and ending amount of unrecognized tax benefits was $947. The total amount of unrecognized tax benefits at December 31, 2010 that, if recognized, would affect the effective tax rate is $947.

(12) Commitments and Contingent Liabilities

(a) Guarantees

In the normal course of business, the Company provides guarantees to securities clearing organizations and exchanges. These guarantees are generally required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearing organizations often require members to post collateral. The Company's obligation under such guarantees could exceed

(Dollars in thousands)

the collateral amounts posted; however, the potential for the Company to be required to make payments under such agreements is deemed remote.

(b) ***Commitments***

At December 31, 2010, the Company had entered into a forward start reverse repurchase agreements and repurchase agreements of $361,694, and $141,375, respectively. All contracts expire either before or on February 15, 2011.

(c) ***Leases***

At December 31, 2010, the Company was obligated under various lease agreements with an affiliate entity relating to property used for office space and business purposes. These lease agreements expired on December 31, 2010; however, the leases were automatically renewed until December 31, 2011.

The Company is also obligated to a third-party for a lease agreement for office space for one branch office which expires on April 30, 2015. The future minimum rental under the lease agreement for office space with a third-party, which provides for escalation based on property taxes and other operating costs, is as follows:

Calendar year:		
2011	$	25
2012		26
2013		26
2014		27
2015		9
Aggregate minimum lease payments	$	113

(d) ***Litigation***

In the normal course of business, the Company is subject to pending and threatened legal actions. Due to uncertainties in litigation, management cannot be certain that the Company will ultimately prevail in each instance, however, based on current knowledge, management does not believe any of the outstanding litigation will have a material adverse effect on the Company's statement of financial condition.

The Company previously participated in residential loan securitization activities as an underwriter. From 2005 to 2007, the Company acted as underwriter for $30 billion of securities issued by affiliates, the Company also acted as underwriter for $37 billion of securities issued by third-parties. As an underwriter, the Company's risks primarily relate to misrepresentations or omissions in the offering documents and other client communications that are part of the selling process and breaches of certain loan level representations and warranties. Based on the specifics of these transactions, the

obligation to repurchase loans in the event of a breach of loan level representations and warranties resides predominantly with the organization that originated the loan. While certain of these originators are or may become financially impaired and, therefore, unable to fulfill their repurchase obligations, the Company does not believe it has significant exposure for repurchases on these loans. Additionally, as an underwriter, the Company generally received indemnification with respect to any losses suffered by the Company due to misrepresentations or omissions in the offering documents. While these indemnities were intended to protect the Company from exposure to liability, it is possible that the enforceability of these indemnities may be challenged, or that collection of indemnity payments may be impaired due to the financial condition of the indemnifying party.

(13) Risk Management

(a) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of various securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. .

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

(b) Concentrations of Market Risk

In the normal course of its operations, the Company enters into various contractual commitments involving forward settlement. These include financial futures contracts, options contracts, and commitments to buy and sell securities. The potential for changes in the market value of our trading positions is referred to as market risk. Such positions result from market-making, proprietary trading, and investing activities. All of the Company's inventory positions are marked-to-market.

The Company monitors and manages its market risk exposure by setting market risk limits and by reviewing the effectiveness of economic hedging strategies. The Company's policy is to take possession of securities purchased under agreements to resell and securities borrowed and maintain these securities with its custodian. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral.

The Company records all contractual commitments involving future settlement at fair value. Futures contracts are exchange traded and cash settlement is made on a daily basis for market movements. Margin on futures contracts is included in receivable from and payable to brokers, dealers, and clearing organizations.

(c) ***Concentrations of Credit Risk***

Credit risk is measured by the loss that the Company would record if its counterparties failed to perform pursuant to the terms of contractual commitments. Management of credit risk involves a number of considerations, such as the financial profile of the counterparty, specific terms, and duration of the contractual agreement, market fluctuations, and the value of collateral held, if any. The Company has established various procedures to manage credit exposure, including initial credit approval, credit limits, collateral requirements, rights of offset, and continuous oversight.

The Company regularly transacts business with, and owns securities issued by, a range of corporations, governments and agencies, and other financial institutions. The Company also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions, including major U.S. and non-U.S. commercial banks, investment banks, and affiliates.

The Company generally controls access to the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. Government and government agencies. The value and adequacy of the collateral are continually monitored. Consequently, management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

Remaining concentrations arise principally from financial or contractual commitments involving future settlements, fixed income securities, and equity securities. Concentrations are diverse with respect to geographic locations and industries of counterparties.

Substantially all of the Company's cash and securities positions are either held as collateral by its clearing brokers and banks against various margin obligations of the Company or deposited with such clearing brokers and banks for safekeeping purposes.

(Continued)

(Dollars in thousands)

(14) Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (15c3-1) of the SEC, Regulation 1.17 of the Commodity Futures Trading Commission (CFTC), and the capital rules of the Financial Industry Regulatory Authority (FINRA). The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that it maintains a minimum net capital, as defined, equal to the greater of $5,000 or 2% of aggregate debit balances arising from customer transactions, as defined. In addition, under the CFTC regulations, the Company is required to maintain a minimum net capital in an amount equal to the greater of $1,000 or 8% of total risk margin in noncustomer accounts plus 8% of total risk margin in customer accounts, pursuant to the Commodity Exchange Act, exclusive of the market value of commodity options purchased by option customers. At December 31, 2010, the Company's net capital was $1,086,263 which was 157.04% of aggregate debit balances, and $985,181 in excess of its required net capital of $101,083.

HSBC SECURITIES (USA) INC.

(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

(Dollars in thousands)

Net capital:	
Total ownership equity	$ 913,321
Deduct ownership equity not allowable for net capital	—
Total ownership equity qualified for net capital	913,321
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	650,000
Other (deductions) or allowable credits	—
Total capital and allowable subordinated liabilities	1,563,321
Deductions and/or charges:	
Total nonallowable assets from	
Receivable from brokers or dealers and clearing organizations	1,764
Receivables from customers	2,256
Receivables from noncustomers	—
Securities owned not readily marketable	27,405
Memberships in exchanges (at cost)	316
Investment in and receivables from affiliates, subsidiaries and associated partnerships	80,629
Property, furniture, equipment, leasehold improvements and rights under lease agreements (at cost, net of accumulated depreciation and amortization)	11
Other assets	122,083
Additional charges for customers' and noncustomers' security accounts	990
Additional charges for customers' and noncustomers' commodity accounts	400
Aged fail-to-deliver	1,919
Aged short security differences	7,380
Commodity futures contracts and spot commodities – proprietary capital charges	3,526
Other deductions and/or charges	43,527
Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)	—
Total deductions and/or charges	292,206
Other additions and/or allowable credits	—
Net capital before haircuts on securities positions	1,271,115
Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):	
Contractual securities commitments	—
Subordinated securities borrowings	—
Trading and investment securities:	
Bankers' acceptances, certificates of deposit and commercial paper	—
U.S. and Canadian government obligations	33,689
State and municipal government obligations	1,754
Corporate obligations	103,148
Stocks and warrants	32,480
Options	—
Arbitrage	—
Other securities	8,017
Undue concentration	5,764
Other	—
	184,852
Net capital	$ 1,086,263

The above computation does not differ materially from that, which was filed on January 26, 2011, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

See accompanying report of independent registered public accounting firm.

(Continued)

HSBC SECURITIES (USA) INC.
(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

(Dollars in thousands)

Computation of Alternate Net Capital Requirement

2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	101,083
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with note (1)		5,000
Net capital requirement		101,083
Excess net capital		985,181
Percentage of net capital to aggregate debits		157.04%
Percentage of net capital, after anticipated capital withdrawals, to aggregate debits		157.04
Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	975,708

The above computation does not differ materially from that, which was filed on January 26, 2011, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

See accompanying report of independent registered public accounting firm.

(Continued)

HSBC SECURITIES (USA) INC.

(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

(Dollars in thousands)

Other Ratios

Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	41.58%
Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	—

Notes:

A The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1 Minimum dollar net capital requirement, or

2 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

B Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company and partners' securities which were included in nonallowable assets.

C For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

The above computation does not differ materially from that, which was filed on January 26, 2011, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

See accompanying report of independent registered public accounting firm.

HSBC SECURITIES (USA) INC.
(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Computation for Determination of Reserve Requirements
for Broker-Dealers under Rule 15c3-3

December 31, 2010

(Dollars in thousands)

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	381,190
Monies borrowed collateralized by securities carried for the accounts of customers		—
Monies payable against customers' securities loaned		—
Customers' securities failed to receive		15,977
Credit balances in firm accounts which are attributable to principal sales to customers		17,320
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		—
Market value of short security count differences over 30 calendar days old		—
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		1,412
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		—
Other		600,507
Total credits	$	1,016,406
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to note (5)	$	43,935
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		60,252
Failed to deliver of customers' securities not older than 30 calendar days		10,455
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		577,090
Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization		—
Other		—
Aggregate debit items		691,732
Less 3% charge		(20,752)
Total 15c3-3 debits	$	670,980
Reserve computation:		
Excess of total debits over total credits	$	—
Excess of total credits over total debits		345,427
If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		—
Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		460,360
Amount of deposit (or withdrawal) including value ($51,654) of qualified securities		(51,654)
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $158,706 value of qualified securities	$	408,706
Date of deposit (MM/DD/YY)		01/04/2011

The above computation does not differ materially from that, which was filed on January 26, 2011, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

See accompanying report of independent registered public accounting firm.

HSBC SECURITIES (USA) INC.
(An indirect wholly owned subsidiary of HSBC Holdings plc)
Computation of CFTC Minimum Net Capital Requirement
December 31, 2010
(Dollars in thousands)

Amount of Customer Risk Maintenance Margin requirement	$	778,722		
Amount subject to 8% requirement			$	62,298
Amount of Non-Customer Risk Maintenance Margin requirement		477,592		
Amount subject to 8% requirement				38,207
			$	100,505
Minimum Dollar Amount Requirement			$	1,000
Minimum CFTC net capital requirement				100,505
CFTC Early Warning Level				110,556

The above computation does not differ materially from that, which was filed on January 26, 2011, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

See accompanying report of independent registered public accounting firm.

HSBC SECURITIES (USA) INC.
(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Statement of Segregation Requirements and Funds in Segregation for Customers' Trading on U.S. Commodity Exchanges

December 31, 2010

(Dollars in thousands)

Segregation requirements:		
Net ledger balances:		
Cash	$	247,580
Securities (at market)		689,201
Net unrealized profit (loss) in open futures contracts traded on a contract market		(175,072)
Exchange traded options:		
Add – market value of open options contracts purchased on a contract market		528,837
Deduct – market value of open option contracts granted (sold) on a contract market		(442,515)
Net equity (deficit)		848,031
Accounts liquidating to a deficit and accounts with debit balances – gross amount		10,637
Less – amount offset by customer owned securities		(10,637)
Amount required to be segregated		848,031
Funds in segregated accounts:		
Deposited in segregated funds bank accounts:		
Cash		4,465
Securities representing investments of customers' funds (at market)		—
Securities held for particular customers or options in lieu of cash (at market)		156,434
Margins on deposit with derivatives clearing organizations of contract markets:		
Cash		814
Securities representing investments of customers funds (at market)		174,015
Securities held for particular customers or option customers in lieu of cash (at market)		532,768
Net settlement from (to) derivatives clearing organizations of contract markets		(22,301)
Exchange traded options:		
Add – value of open long options contracts		528,837
Deduct – value of open short option contracts		(442,515)
Net equities with other FCMs:		
Net liquidating equity		3,947
Securities representing investments of customers' funds (at market)		—
Securities held for particular customers or option customers in lieu of cash (at market)		—
Segregated funds on hand		—
Total amount in segregation		936,464
Excess (deficiency) funds in segregation	$	88,433

The above computation does not differ materially from that, which was filed on January 26, 2011, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

See accompanying report of independent registered public accounting firm.

HSBC SECURITIES (USA) INC.
(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Statement of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts

December 31, 2010

(Dollars in thousands)

Amount required to be segregated in accordance with Commission Regulation 32.6	$	—
Funds in segregated accounts:		
Cash		—
Securities (at market)		—
Total		—
Excess (deficiency) funds in segregation (subtract line 2.C from line 1)	$	—

The above computation does not differ materially from that, which was filed on January 26, 2011, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

See accompanying report of independent registered public accounting firm.

HSBC SECURITIES (USA) INC.
(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulations 30.7

December 31, 2010

(Dollars in thousands)

Amounts to be set aside in separate section 30.7 accounts	$	91,788
Total Funds in separate section 30.7 accounts:		
Cash in banks		7,710
Securities		9,797
Amounts held by members of foreign boards of trade		87,270
Amounts with other depositories designated by a foreign board of trade		—
Total funds in separate section 30.7 accounts		104,777
Excess (deficiency) funds in separate section 30.7 accounts	$	12,989

The above computation does not differ materially from that, which was filed on January 26, 2011, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

See accompanying report of independent registered public accounting firm.

HSBC SECURITIES (USA) INC.
(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of The Securities and Exchange Commission

December 31, 2010

(Dollars in thousands)

1 Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession and control had been issued as of the report date) but for which the required action was not taken by respondent with the time frames specified under Rule 15c3-3.	$	—
A. Number of items		—
2 Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:	$	—
B. Number of items		—

The above computation does not differ materially from that, which was filed on January 26, 2011, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

The Board of Directors and Shareholders
HSBC Securities (USA) Inc.:

In planning and performing our audit of the statement of financial condition of HSBC Securities (USA) Inc. (the Company), an indirect wholly owned subsidiary of HSBC Holding plc, as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations;
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of statement of financial condition in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of an internal control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's statement of financial condition will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2010, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2011

KPMG

HSBC SECURITIES (USA) INC.

Securities Investor Protection Corporation (SIPC)
Form SIPC-7

December 31, 2010

(With Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
HSBC Securities (USA), Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying [General Assessment (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 to December 31, 2010, which were agreed to by HSBC Securities (USA), Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC (the specified parties), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective Company's cash disbursement records, noting no differences;

2. Compared the summation of Total Revenues reported on the Company's quarterly FOCUS Form X-17A-5 for each of the three month periods ending March 31; June 30; September 30; and December 31, 2010 with the amounts reported in Form SIPC 7 for the twelve month period ending December 31, 2010; noting no differences.

3. Compared the adjustments reported in Form SIPC-7 with supporting schedules and workpapers. Specifically, we compared:

   a. The addition from line 2b (3) titled "Net loss from principal transactions in commodities in trading accounts" on SIPC-7, to the Company's accounting records for the period of January 1, 2010 to December 31, 2010, and noted no differences;

   b. The addition from line 2b (6) titled "Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities" on SIPC-7, to the Company's accounting

KPMG

records for the period of January 1, 2010 to December 31, 2010, and noted no differences;

c. the deduction from line 2c (3) titled "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" on SIPC-7, to the Company's accounting records for the period of January 1, 2010 to December 31, 2010, and noted no differences;

d. the deduction from line 2c (6) titled "100% of commissions and markups earned from transactions in (i) certificate of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date" on SIPC-7, to a schedule prepared from the Company's accounting records for the period of January 1, 2010 to December 31, 2010, and noted no differences;

4. Proved the arithmetical accuracy of the "General Assessment" line 2e by adding "Total revenue", "Additions" and "Deductions" to arrive at the "SIPC Net Operating Revenues" on line 2d and multiplied it by the assessment fee of .0025, noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2011

HSBC Securities (USA) Inc.
Schedule of Transitional Assessment Reconciliation
Period From January 1, 2010 to December 31, 2010

Total revenue (FOCUS Line 12/Part IIA Line 9)	$ 1,198,480,468
Additions:	
Net loss from principal transactions in commodities in trading accounts	73,380,541
Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities	17,178,095
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(76,499,779)
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	(11,907,506)
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	(690,705)
Total interest and dividend expense	(581,063,659)
SIPC Net Operating Revenues	618,877,455
General Assessment @ .0025	1,547,194
Less payment made with SIPC-6	780,622
Less prior overpayment applied	(50)
Assessment balance due or (overpayment)	$ 766,522